RICHEMONT



05005336

Via airmail

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

7 January 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the resignation of Mr Yannick Lakhnati, Chief Operating Officer of Richemont. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stafl

Alan Grieve

Enclosures

Dlw 1/26

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

PRESS RELEASE DATED 21 DECEMBER 2004

FOR IMMEDIATE RELEASE

Richemont, the Swiss luxury goods group announces that Mr Yannick Lakhnati, Chief Operating Officer, has resigned from his position and will leave the Group on 31 May 2005. He will remain as director of Richemont SA, Luxembourg until that time.

Mr Lakhnati is leaving for personal reasons and will be returning to South Africa. He joined Richemont in 2003.

Group Chief Executive Officer, Norbert Platt, said:

"I am sorry that Yannick has decided at this time to return home to South Africa. He has contributed significantly to the Group's performance since his appointment. We wish him every success for the future."

No decision has been taken as to the appointment of a replacement for Mr Lakhnati.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.7 per cent interest in British American Tobacco.

Further inquiries: Mr Alan Grieve
Director of Corporate Communications
Compagnie Financière Richemont SA
Tel. +41 22 715 3736

Analysts inquiries: Mrs Sophie Cagnard-Fabrici
Head of Investor Relations
Tel. +33 1 5818 2597